SMART-TEK SOLUTIONS INC.
1100 Quail Street, Suite 100
Newport Beach, CA 92660
Phone: Phone: (858) 798-1644

September 9, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549 USA

Attention:	Larry Spirgel, Assistant Director

Re:	Smart-Tek Solutions, Inc.
Form 10-K for the Fiscal Year ended June 30, 2010
Filed on October 15, 2010
Form 10-Q for the Quarterly Period Ended December 31, 2010
Filed on February 11, 2011
Form 10-KT/Q for the Transition Period from July 1, 2010 to December 31, 2010
Filed on August 1, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed on August 18, 2011
File No. 000-29895

Dear Mr. Spirgel:

The following contains our response to your comment letter dated August 23, 2011.

General

1.

We note your response to our prior comment seven from our letter dated May 23, 2011. However, in additional to amending your Form 10Q for the three months ended September 30, 2010, please amend your Form 10-Q for the six months ended December 31, 2010 since it appeared that the disposition was not reflected in the Form10-Q for the six months ended December 31, 2010. Your amendment should show all disclosure as required by ASC 250.

Response:

ASC 250 requires prior period restatement. The period involved was from July 1, 2010 through December 31, 2010. A restated September 30, 2010 Form 10-Q was filed and a Form 10-KT (change in reporting period) was filed for December 31, 2010 which restated the six month period from July 1, 2010 to December 31, 2010. The Form 10-KT in affect restated the December Form 10-Q for the Y-T-D portion. We would like to take the position that the Form 10-KT qualify as the restatement since the December 31, 2010 Form 10-Q would be restating the same six month period that the Form 10-KT has restated. In addition since the March 31, 2011 and June 31, 2011 Form 10-Q’s have been filed, the December 31, 2010 Form 10-Q restatement would be old information and may be confusing to the shareholders who have already digested the Form 10-KT.

FORM 10-KT for the transition period from July 1, 2010 top December 31, 2010.

General

2.	We note that the financial statements were not included in your Amended Form 10-KT. Please note that all financial statements must accompany the audit report. Please revise.

Response

An amended Form 10-KT will be filed accordingly.

Report of Independent Registered Public Accounting Firm

3.	We note that the auditor report does not attest to the consolidated balance sheet as of June 30, 2010. Please revise.

Response

An amended Form 10-KT will be filed with a revised report from the Independent Public Accounting Firm.

4.

We note your response to our prior comment three from our letter dated July 12, 2011. However, the revised audit report refers to “accounting principles generally accepted in the United States of America,” versus in accordance with U.S. generally accepted accounting principles.” Please revise.

Response:

I believe the language used is acceptable to the PCAOB – please see the following-

PCOB Auditing Standards (“AU”) Section 508.08(d) provides for the following:

“A statement that the audit was conducted in accordance with generally accepted auditing standards and an identification of the United States of America as the country of origin of those standards (for example, auditing standards generally accepted in the United States of America or U.S. generally accepted auditing standards).

Form 10-Q for the quarterly period ended June 30, 2011

Summary of significant accounting policies, page 6

Accounts Receivable, page 9

5.

We note your statement that “There is no allowance for doubtful accounts as of June 30, 2011 (December 31, 2010 - $Nil).” However, on page 23 it appears that you have as allowance of at least $600,000. Tell us why you recorded such as large allowance/write-odd in the current period. Tell us what it relates to and why you believed it was collectable when you recorded revenue for that amount.

Response:

The $600,000 represents credit extended to a client during the Quarter ended March 31, 2011. Subsequent to the credit being extended the client experienced additional financial hardships and the immediate repayment of the credit became in jeopardy. The auditors felt that a reserve for the full receivable should be made. Management believes that the client may be able to repay the amount in the future however management is taking a conservative approach in providing for the possible loss.

  In response to these comments, the company acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing:

  Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/x/ Brian Bonar
_______________
Brian Bonar
CEO, Director